Item 77C
Legg Mason Partners Investment Series:
Legg Mason Partners Variable Growth and Income Portfolio

Results of a Special Meeting of Shareholders

On October 19, 2006, a Special Meeting of Shareholder was held to approve an Agreement and Plan of Reorganization, providing for (i) the acquisition of all of the assets and the assumption of all of the liabilities of the Legg Mason
Partners Variable Growth and Income Portfolio (the
"Acquired Fund"), in exchange for shares of the corresponding Legg Mason Partners Variable Appreciation
Fund (the "Acquiring Fund") to be distributed to the shareholders of the
Acquired Fund and (ii) the subsequent termination of the Acquired Fund. The following table provides the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes for the matter voted on at the Special
Meeting of Shareholder.


Approval of Agreement and Plan of Reorganization

Votes For  	Votes Against  Abstentions   Broker Non-Votes
64,144,251.199     1,853,319.564    8,230,704.903   0.000